c/o Zhejiang Tantech Bamboo Technology Co., Ltd s No. 10 Cen Shan Road, Shuige Industrial Zone s

Lishui City, Zhejiang Province s People’s Republic of China s Phone: +86-578-226-2305

June 30, 2014

Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Tantech Holdings Ltd

Amendment No. 2 to Draft Registration Statement on Form F-1

Filed: June 30, 2014

CIK No.: 0001588084

Dear Ms. Long:

On behalf of Tantech Holdings Ltd (the “Registrant”) and in response to the comments set forth in your letter dated March 31, 2014, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 2 to the captioned Draft Registration Statement (the “Second Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Second Amendment unless otherwise defined herein. We have also enclosed two redlined copies of the Amendment for your review.

General

1.	In future correspondence accompanying amendments to your prospectus, please indicate precisely where the prospectus has been revised to comply with our comments.

We acknowledge the comment and have indicated the precise location of revisions in the Second Amendment.

2.	We re-issue comment three of our letter dated October 25, 2013. Please file all material contracts called for by Item 601(b)(10) of Regulation S-K and furnish the substantive description of such contracts required by Item 10.C of Form 20-F. We note that all of your fixed assets and real property are encumbered, but no security agreements or debt agreements have been filed.

We acknowledge the comment and have revised the Second Amendment to provide the requested materials. We have filed the following material agreements with this Second Amendment:

•	Short term liquidity loan agreements between Bamboo Tech (borrower) and Bank of China Ltd. Lishui Branch (lender)
•	Mortgage agreement between Bamboo Tech (mortgagor) and Bank of China Ltd. Lishui Branch (mortgagee)
•	Long term loan agreement between Bamboo Tech (borrower) and Shanghai Pudong Development Bank Co., Ltd. Lishui Branch (lender)
•	Mortgage agreement between Bamboo Tech (mortgagor) and Shanghai Pudong Development Bank Co., Ltd. Lishui Branch (mortgagee)

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Pamela A. Long, Assistant Director

June 30, 2014

We have also furnished substantive descriptions of such material agreements on page 53, which reads as follows:

Credit and Mortgage Agreements

On April 14, 2010, Energy Tech entered into a Fixed Assets Loan Contract with Shanghai Pudong Development Bank Co., Ltd. Lishui Branch. Under the agreement, Energy Tech borrowed RMB 25 million (approximately $4.2 million) for four years at an interest rate to float according to rates set by the People’s Bank of China. As of the date of the loan agreement, the interest rate was 6.336%. The interest rate is set on January 1 of each year, and interest is payable quarterly, on the 20th day of the last month of each quarter. Under the loan, Bamboo Tech, the Forasen Group Co. Ltd., Ms. Yefang Zhang and Mr. Zhengyu Wang have agreed to jointly guarantee performance, and Energy Tech has agreed to grant a mortgage. To secure the rights of the lender under this and a previous similar agreement, Energy Tech entered into a Maximum Mortgage Contract dated June 25, 2012. Under this mortgage agreement, Energy Tech grants a mortgage to Shanghai Pudong Development Bank Co., Ltd. Lishui Branch for debts up to RMB 62.37 million (approximately $10.5 million). The mortgage covers all debts and obligations existing between the parties prior to June 25, 2012 and all new obligations arising from June 25, 2012 through June 25, 2015. The property securing this mortgage consists of our Shuige Industrial Zone facility, valued at RMB 62.73 million.

On January 8, 2014, Bamboo Tech entered into a Liquidity Capital Loan Contract with Bank of China Ltd. Lishui Branch. Under this agreement, Bamboo Tech borrowed RMB 13 million (approximately $2.2 million) for 12 months at 6.9% interest. Bamboo Tech is required to make quarterly interest payments on the 21st day of the last month of each quarter and to repay the principal on the loan on January 7, 2015. Under the loan, Bamboo Tech has agreed to joint liability with Mr. Dexian Zhang and Mr. Zhengyu Wang. To secure the rights of the lender under this and a previous similar agreement, Bamboo Tech entered into a Maximum Mortgage Contract dated January 29, 2013. Under this mortgage agreement, Bamboo Tech grants a mortgage to Bank of China Ltd. Lishui Branch for debts up to RMB 20 million (approximately $3.3 million). The mortgage covers all debts and obligations existing between the parties prior to January 29, 2013 and all new obligations arising from January 29, 2013 through July 29, 2014. The property securing this mortgage consists of our Tianning Street facility and land use rights for such property, collectively valued at RMB 20 million.

3.	Please refer to comment six of our letter dated October 25, 2013. You have provided supporting documentation for statistical and qualitative disclosure made in your initial submission, rather than the most recent amendment. We note that you have not submitted support for the majority of the statements you have made. For example, not support has been provided for your statements regarding: growing preferences for bamboo based products; the strength of your brand names; the size of the bamboo charcoal market; and the approximate value of Chinese bamboo charcoal sales in the first half of 2013 and associated profits for market actors. These are merely examples. Please submit supporting documentation for all of the statistical and qualitative disclosure made in your most recent amendment that correlates to the most recent version of your registration statement. Please also ensure that the source of the supporting documentation is evident, that all the supporting documents are legible, and that the information in the supporting documents that relates to your assertions is clearly marked. Please also only attach those pages of your most recent amendment that the supporting documents pertain to, rather than a complete copy of your most recent amendment.

We acknowledge the comment and have provided the requested materials along with affected pages, clearly marked to reflect the source of responsive materials.

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Pamela A. Long, Assistant Director

June 30, 2014

4.	We note that you have removed all references to Bamboo Beauty from your prospectus. Please advise whether this brand and the associated bamboo vinegar products have been discontinued. We note that references to Bamboo Beauty (竹美人) are made on your corporate website at http://www.tantech.cn/brand.html, and that you continue to offer bamboo vinegar products.

We confirm that the Bamboo Beauty brand name has been discontinued by our company. We made the determination that market demand in China for our bamboo vinegar products did not justify continuing the Bamboo Beauty brand name. We wound down production of our products under this brand name in 2013 and discontinued sales of the branded products completely in 2014.

Prior to discontinuing the Bamboo Beauty brand name, we sold the following products under the Bamboo Beauty brand name:

•	Bamboo Beauty Anti-Itch Liquid (挠挠停)
•	Bamboo Beauty Liquid Foot Soak (脚气爽)
•	Bamboo Beauty Liquid Deodorant (臭立停)
•	Bamboo Beauty Honeysuckle Bamboo Vinegar Foot Wash (银花竹醋)
•	Bamboo Beauty Foot Massage Solution (足浴液)

Although the Bamboo Beauty brand name has been discontinued, we continue to sell bamboo vinegar products outside of China. We sell bamboo vinegar to Komeri Co., Ltd. and Taisei Tsusho (Japan) Ltd., both Japanese companies, to manufacture products according to their specifications.

We have revised the corporate website to remove references to Bamboo Beauty products.

Prospectus Summary, page 1

5.	Please expand your Summary section to include a discussion of the timeframe and costs entailed in remitting funds to China after they have been received in this offering. Please also disclose here and under Use of Proceeds which of the remittance methods described you anticipate using, rather than merely which you prefer. See comment 46 of our letter dated October 25, 2013.

We acknowledge the comment and have revised the Second Amendment as requested to reflect that the remittance process is expected to have minimal cost. We have also clarified the expected timeframe during which such remittance would be completed, noting that making a loan to our subsidiaries would take 20 working days or less and that our anticipated method would have two stages. We anticipate remitting offering proceeds to China by increasing our registered capital with China’s Ministry of Commerce or local counterparts (typically 30 to 90 days or longer) and then making capital contributions to our subsidiaries in the PRC (within 30 working days after application). The new disclosure may be found on pages 6 and 32.

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Pamela A. Long, Assistant Director

June 30, 2014

6.	We re-issue comment 11 of our letter dated October 25, 2013. Please thoroughly edit your Prospectus Summary and Business sections to ensure that irrelevant information is removed and that industry statistics and other figures presented are current. As examples, it is not appropriate to include five-year-old information on industries that you are not active in or nine-month-old information on Chinese GDP growth rates. In addition, please ensure that you provide concrete examples of the various assertions you make, such as, for example, that China is promoting innovation in the bamboo industry, and context for your reader to understand why government action to promote innovation in an industry that you are not active in is relevant to your company. While editing, please recall that the Summary is meant to provide a succinct description of the important details of your business and the offering.

We acknowledge the comment and have revised the Second Amendment as requested. The new disclosure may be found on pages 1 through 11 and pages 58 through 81.

Prospectus Conventions, page 1

7.	Please ensure that you use defined terms consistently throughout your prospectus. Here, you refer to Zhejiang Tantech Bamboo Technology Co., Ltd., as “Bamboo Tech.” Below you refer to the same entity as “Tantech Bamboo” and “Bamboo.”

We acknowledge the comment and have revised the Second Amendment as requested.

Overview, page 1

8.	We re-issue comment 14 of our letter dated October 25, 2013. You present five categories of products that you offer on page two, and state on page four that you sell three categories of products. Please revise.

We have revised to clarify that we provide products in the following primary areas, which contain a number of sub-categories. These categories may be more easily understood when represented in a chart, which we have added to the Second Amendment:

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Pamela A. Long, Assistant Director

June 30, 2014

We have revised the Second Amendment to effect this change, and the new disclosure may be found on pages 1 and 58. In addition, we clarify that we have three operating segments (consumer products, energy and trading), and these segments do not match up identically with the categories of products we produce.

Industry and Market Background, page two

9.	We note your statement that “[d]emand for … [y]our household charcoal products [is primarily driven in line with] PRC domestic consumption of household products.” Please reconcile this with your supplemental response to question 21 of our letter dated October 25, 2013, which states that “we believe our Charcoal Doctor product prices are not expensive and we believe … minor economic fluctuations [will not] materially weaken consumption of these products.”

We clarify here and in the Business section that, while our products are subject to macroeconomic changes in China’s economy in general and consumer products market in particular, they have generally been resilient insofar as smaller fluctuations are concerned. In particular, we note that we conducted a marketing survey in Guangzhou in October 2013 for our charcoal bag products. According to the survey, we found that a decrease in package weight of 10% or an increase in price of 5% resulted in a loss of sales of less than 1%, showing that the market could absorb minor changes. By contrast, when the price increase reached 10% or the package weight decrease reached 15%, we saw that 30% of respondents were willing to choose alternate brands or forego a purchase. We further found that for cleaning and purification products, 85% of respondents cared about design attractiveness and approximately 65% made purchasing decisions based on attractiveness, causing us to conclude that demand for our products is more heavily influenced by such products than by minor (but not major) economic fluctuations. We have revised the referenced language on page 2 in the Summary to read as follows:

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Pamela A. Long, Assistant Director

June 30, 2014

Demand for our products has generally been resilient to smaller fluctuations in China’s economic growth; however, it is affected by larger economic trends in China. Demand for our household charcoal products tends to follow PRC domestic consumption of household products. Demand for our energy charcoal products tends to follow demand for supercapacitors in China. PRC macroeconomic growth has been strong and positive in recent years.

We have further added the following additional disclosure to Business section, on page 78:

We conducted a marketing survey in Guangzhou in October 2013 for our charcoal bag products. According to the survey, we found that a decrease in package weight of 10% or an increase in price of 5% resulted in a loss of sales of less than 1%, showing that the market could absorb minor changes. By contrast, when the price increase reached 10% or the package weight decrease reached 15%, we saw that 30% of respondents were willing to choose alternate brands or forego a purchase. We further found that for cleaning and purification products, 85% of respondents cared about design attractiveness and approximately 65% made purchasing decisions based on attractiveness, causing us to conclude that demand for our products is more heavily influenced by such products than by minor (but not major) economic fluctuations.

Consumer Product Segment, page three

10.	We re-issue comment 15 of our letter dated October 25, 2013. Please make sure that any statements you make regarding your competitive position are accompanied by disclosure regarding the bases for those statements. See Item 4.B.7 of Form 20-F. Under this heading alone, for example, you state that “Charcoal Doctor is a well-known bamboo charcoal-based household use product brand in China,” and “we expect revenue will continue to grow in the coming years with … growing consumer preferences for bamboo charcoal cleaning products over other traditional household cleaning products.” Elsewhere, you state that your shisha charcoal is the most popular bamboo-charcoal based product of its kind. These are only examples. Please revise your prospectus thoroughly and throughout, and please ensure that supplemental support for your statements is provided to us where applicable as called for by comment three above.

We acknowledge the comment and have revised the Second Amendment as requested to state more clearly the basis for statements made regarding our competitive position. As described in the Second Amendment, Charcoal Doctor is recognized as a “China Well-known Brand” by the China Brand Strategy Management Association, and the company’s brand has been recognized as a “Zhejiang Famous Forest Product” by the Zhejiang Famous Forest Product Affirmation Committee and have been awarded “The Fifth China Yiwu International Forestry Product Expo Gold Award” by the Fifth China Yiwu International Forestry Product Expo Committee. Moreover, we note that the company is recognized as one of the leaders in the bamboo charcoal industry, according to the 2014-2018 China Bamboo Charcoal Products Market Research and Corporate Strategy Analysis Report. We have provided supplemental support of such statements with this filing.

11.	We note your statement that an interruption in supply of one of your products caused revenues to drop in your consumer segment by $5.2 million. Please disclose which product this was, the duration of the interruption, and the likelihood of repetition of such interruption.

We clarify that the interruption in supply is the same interruption disclosed in other portions of the registration statement, in which the company lost access to wood-based charcoal used in OEM charcoal for several months due to fire protection concerns in a locality. OEM charcoal (wood-based) is in the consumer product segment, while self-produced charcoal (bamboo-based) is in the energy segment. We have revised the registration statement to describe this temporary interruption in more detail; however, given other revisions to the prospectus summary, the disclosure has been removed from the referenced location. Alternative responsive disclosure is located on pages 12 and 13 and reads as follows:

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Pamela A. Long, Assistant Director

June 30, 2014

As a charcoal-based provider of household products, we are subject to supply risks that some of our competitors do not face.

Some of our largest competitors in the provision of household products such as our bamboo vinegar products rely on chemical solutions, rather than charcoal and derivatives of charcoal, to create their products. As a result, we do not believe they are subject to business risk in the event bamboo or wood charcoal supplies are compromised. On the other hand, if we were unable to procure bamboo or wood charcoal products or unable to procure them on attractive terms, our product line could become substantially more expensive or our growth rate could be limited, resulting in us becoming less competitive than others in our industry.

In summer 2012, we faced a supply shortage based on local government initiatives to reduce the risk of fire caused by charcoal. As a result, the local government in Daxing Anlin, where one of our main suppliers of wood-based OEM BBQ charcoal is located, restricted the production of charcoal during June, July and August 2012. At that time, our stock of OEM BBQ charcoal was insufficient to avoid demand pressures. As a result, our revenues declined during this period. If local governments similarly reduce production of charcoal in the future, we could be negatively impacted by the lack of supply, either as to our ability to obtain suitable product or by our ability to obtain such product at a reasonable price.

Energy Section, page three

12.	Please advise as to how your barbecue charcoal is “home-made” when it is produced on fully automated factory lines.

We clarify that the term “home-made” was intended to reflect charcoal we produce in our facility, as opposed to BBQ charcoal we purchase from third parties produced to our specifications. We have revised the Second Amendment to describe the first type of BBQ charcoal as “self-produced” and the second type as “OEM.” We have also described this distinction in more detail. The new disclosure is located on page 3 reads as follows:

We sell two categories of BBQ charcoal. First, we purchase and resell charcoal briquettes produced by third parties to our specifications (“OEM BBQ charcoal”). As the barrier to entry and technical requirements for heating and cooking BBQ charcoal are low, we have found that selling OEM BBQ charcoal allows us to maximize our competitiveness where the need for the charcoal is less technically demanding. For example, our OEM BBQ charcoal is used for cooking and heating purposes, while our self-produced BBQ charcoal (described below) is more commonly used for shisha products. We source our OEM BBQ charcoal primarily based on price. Our main supplier of OEM BBQ charcoal is located in Heilongjiang province in far northeast China, where bamboo sawdust is not available. As a result, our OEM BBQ charcoal is prepared from wood sawdust, the byproduct of lumber milling. We sell our OEM BBQ charcoal under our Algood brand name and as an OEM product under the brand names of some of our purchasers. As such OEM BBQ charcoal is not bamboo-based, we do not market it as such.

Second, we produce our own line of BBQ charcoal in our facility in Lishui (“self-produced BBQ charcoal”). Our self-produced BBQ charcoal is all bamboo charcoal-based. We sell our self-produced BBQ charcoal primarily in the export market. Our self-produced BBQ charcoal is also generally sold under our Algood brand name or the brand names of some of our purchasers. Where the source of the BBQ charcoal is bamboo, we may advertise that such charcoal is bamboo-based if we believe that the local market will value that distinction or a distributor requests that we do so.

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Pamela A. Long, Assistant Director

June 30, 2014

Our Opportunity and Strategy, page five

13.	We re-issue comment 17 of our letter dated October 25, 2013. Please clarify the manner in which the 12th Five-Year Plan has encouraged demand for both EDLC factories and the use of bamboo-based carbon in EDLCs. Please also provide support for your statement that “the use of bamboo-based carbon in EDLCs will be crucial” in wind power, solar electricity generation, and China’s automotive industry.

We have revised the Second Amendment as requested to clarify the nature of support provided by the 12th Five-Year Plan. The revised language may be found at page 5 and reads as follows:

As to our EDLC industry efforts, we believe that increasing awareness of the benefits of biomass as a renewable energy source may increase demand for our EDLC carbon compounds. China’s 12th Five-year Plan lays out a number of national energy strategies, which call for increasing solar power, wind power and biomass power generation. These strategies have been developed in more detail in several of the sub-plans. The sub-plans for China’s Ministry of Energy and Resources and Ministry of Transportation, in particular, describe governmental support for development and promotion of super capacitors and electric automobiles, respectively. While these sub-plans do not set out point-by-point explanations of the full extent of governmental support, they are seen as initial policy statements that are followed up by implementation plans by central and local governments and agencies. For example, the Chinese Ministries of Finance, Science & Technology, Industry and Information Technology and National Development and Reform Commission published a Notice that lays out a government rebate of RMB 150,000 (approximately $24,590) per vehicle that uses batteries (including EDLCs) that meet government standards. This initiative is already in effect, focusing on Northern China (Beijing, Tianjin and Hebei Province), and the Yangtze River and Pearl River Deltas, which have historically been polluted and in need of environmental protection. These trial programs have additional features that will promote purchases of new energy vehicles, including 1. minimum quotas of the number of new energy vehicles between 2013 and 2015 and 2. requirements that government purchasers of such vehicles favor new energy vehicles, accounting for at least 30% of newly purchased or replaced public buses, governmental cars, logistic vehicles and municipal cleaning vehicles.

We view such Five-year Plan policies, as they have been implemented, as likely to have a positive effect on our industry, so long as we are able to sell our EDLC carbon to battery manufacturers for popular vehicles. Moreover, governmental funds have been devoted to research into super capacitors and related industries, and our subsidiary Energy Tech has received, in total, more than $1 Million in National Grants for development of key materials used in super capacitors.

Competitive Strengths, page six

14.	You list both “access to supplies” and “favorable location” as competitive strengths, which appear redundant. Please advise.

We have revised the Second Amendment to clarify that “favorable location” referred primarily to geographic location and that the strength reflected by “access to supplies” relates more to business relationships with suppliers. The new disclosure may be found on page 6 and reads as follows:

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Pamela A. Long, Assistant Director

June 30, 2014

Established supplier relationships. We have strong relationships with our significant suppliers to ensure access to relatively low-cost, high-quality bamboo charcoal. In some cases, we have prepaid for access to supply and discounts on purchase price.

Favorable location. Lishui is located in an important bamboo resource base, giving our company access to an abundance of high quality, affordable raw materials.

Risks Related to Our Business and Industry, page 12

A weakening of the Chinese economy (and in particular consumer spending) could hurt demand for our products, page 12

15.	It appears that your Charcoal Doctor products are not used for beautification and decoration purposes, but for practical purposes, such as absorbing odors. It is unclear why you refer to them as “household decorative items,” or by whom your products are generally considered to be “household decorative items.” It is also unclear what perceived attractiveness bamboo charcoal may have relative to any other piece of charcoal. Please revise.

We note that some of our products are in fact considered household decorative items in certain cases. Of course, in many cases, charcoal products are essentially equivalent regardless of the source of charcoal. For example, activated charcoal powder looks much the same regardless of the source. On the other hand, many customers purchase our Charcoal Doctor products not only for their functional value but also for their appearance, and we devote effort to designing charcoal bags not only for their specific uses but also to be attractive to customers.

For example, we have designed bamboo charcoal cushions that are designed to be displayed on a couch or bed:

Although functionally identical, we have other charcoal bags that are designed to be hung:

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Pamela A. Long, Assistant Director

June 30, 2014

or placed on a table:

We have revised the Second Amendment to clarify this distinction and use. The new disclosure may be found on page 12 and reads as follows:

Our Charcoal Doctor products are generally considered “household use and decorative items,” meaning that these products are used for beautification and decoration purposes in addition to purification purposes. For example, consumers tend to purchase charcoal products for their value in absorbing odors and tend to purchase some of our bamboo charcoal products for these purposes and also for the perceived attractiveness of our products. We seek to design bamboo charcoal products that our customers want to display throughout their homes.

16.	We re-issue comment 21 of our letter dated October 25, 2013. Please disclose the effect of a weakening of the Chinese economy on products other than your Charcoal Doctor products and EDLC carbon, including your Bamboo Beauty line and your domestically oriented barbecue charcoal.

We acknowledge the comment and have revised the Second Amendment as requested to disclose the effect of weakening in the Chinese economy on our products other than our Charcoal Doctor and EDLC carbon products. As described in the Second Amendment, the weakening of the Chinese economy would be expected to have a negative effect on the sale of our Charcoal Doctor consumer products in China and EDLC carbon, to the extent such weakening affected consumer spending on household products and products utilizing supercapacitors, respectively. As the majority of our BBQ charcoal products are exported and not sold in China, the slowing of the Chinese economy is not expected to have a significant influence on the sale of such products. Finally, we no longer sell our Bamboo Beauty products in China, so we have not revised the Second Amendment to address the effect of changes in the Chinese economy on such products. We have added a final sentence to the referenced risk factor disclosure on page 12, which reads as follows: “As the majority of our BBQ charcoal products are exported, we expect that a weakening of the economy in China would not have a significant impact on us.”

Increases in bamboo costs may negatively affect our operating results, page 13

17.	We note your response to comment 22 of our letter dated October 25, 2013, in which we asked whether you purchase both raw bamboo and bamboo charcoal as raw materials. You stated that you “purchase bamboo charcoal as [y]our primary raw material.” We thus gather that you do not purchase bamboo as a raw material. We re-issue comment 22 of our letter dated October 25, 2013. Please revise your prospectus throughout to clarify that you do not receive bamboo, but instead receive bamboo charcoal, from your suppliers. Please also revise the title of this risk factor, or explicitly state how increases in bamboo costs, rather than the costs of bamboo charcoal, affect your business.

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Pamela A. Long, Assistant Director

June 30, 2014

We acknowledge the comment and have revised the Second Amendment as requested to refer consistently to bamboo charcoal rather than bamboo as the primary raw material. The referenced risk factor title now reads “Increases in bamboo charcoal costs may negatively affect our operating results.”

Outstanding bank loans may reduce our available funds, page 14

18.	Please advise as to how you have defined liquid assets. You state here that you had $38.5 million of liquid assets, exclusive of cash and restricted cash, as of September 30, 2013. The nature of these assets is not apparent from your balance sheet.

We define liquid asset as assets that can be quickly converted to cash with minimal impact to the price received: Liquid assets = total current assets – cash – restricted cash – deferred tax assets.

We exclude deferred tax assets because they are only an accounting treatment and it would be difficult (if not impossible) to use them to pay our debts. According to this formula, we have calculated our liquid assets as follows as of September 30, 2013 (not included in this filing) and December 31, 2013 (included in this filing):

(in millions)	9/30/2013	12/31/2013
Total current assets	$46.8	$48.8
(less) cash	(4.5)	(1.7)
(less) restricted cash	(3.6)	(3.6)
(less) deferred tax assets	(0.2)	(0.5)
Liquid assets	$38.5	$43.0

19.	We note your statement on page 58 that you “did not have [covenants or financial restrictions related to outstanding debt obligations] on your net assets as of September 30, 2013 and December 31, 2012.” This contradicts your statement here and elsewhere that “the terms of [your] debt agreements impose significant operating and financial restrictions on [you,]” particularly in light of the durations of your various bank financing arrangements and the encumbrances on your assets. Please advise.

We have revised the Second Amendment to delete the referenced language and clarify that our company is a party to mortgages that impose burdens on certain assets of the company. The revised language is at page 54 and reads as follows:

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, and the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of December 31, 2013 and December 31, 2012. We are also party to certain debt agreements that are secured with mortgages on our real property, but such debt agreements do not restrict our net assets and instead only impose restrictions on the mortgaged property.

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Pamela A. Long, Assistant Director

June 30, 2014

Our limited operating history makes it difficult to evaluate our future prospects and results of operations, page 15

20.	We note your statement that you have a limited operating history, and that you are an early stage company. Please reconcile this statement with your 12 years of operating history and $42.3 million in revenues in the nine months to September 30, 2013.

We acknowledge the comment and have deleted the referenced risk factor.

We have not yet implemented advanced management techniques, which may hamper our efficiency and growth, page 18

21.	We re-issue comment 30 of our letter dated October 25, 2013. It is unclear what is meant by your statement that you “have begun to industrialize [y]our production process.” Please advise or revise to indicate what further industrialization of your production process you intend to engage in. We again note your comment on page 41 that your production lines are fully automated. We note that industrialization is not related to digital logistic management.

We have revised the Second Amendment as requested to clarify the risk posed by logistical management and to remove the discussion of industrialization, which does not apply to this risk factor. The new disclosure may be found on page 18 and reads as follows:

We have not yet implemented advanced logistical management techniques, which may hamper our efficiency and growth.

We have not yet implemented digital logistic management solutions and have not applied any advanced management techniques, such as enterprise resource planning or any structured logistical system and procedures, which may result in a loss of efficiency and require investment at a later stage. We have not yet committed to implement such systems and cannot guarantee that we will do so in the near future. To the extent we do not implement such techniques in a timely or efficient manner, we may be at a competitive disadvantage to those of our competitors who do.

Risks Related to Doing Business in China, page 20

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability, page 20

22.	We note that you indicate here that your targeted emerging markets are South Korea, Japan and Russia. This appears to be in response to comment 31 of our letter dated October 25, 2013, in which we asked for disclosure regarding which emerging markets you were targeting. We note that none of the countries you list here are emerging markets. Please advise.

We acknowledge the comment and note that the term “emerging markets” was used to mean our targeted new markets, rather than being used in a macroeconomic sense. We have replaced the term with “targeted markets.”

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Pamela A. Long, Assistant Director

June 30, 2014

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders, page 20

23.	We note your revisions under this heading. We note that it appears that your company clearly meets the criteria you have described for a PRC resident enterprise, that the current regulations have been in effect since April 22, 2009, and that your company has been held in its current structure since December 2010, and your discussion of Chinese enterprise taxation on page 116. It is unclear why there is ambiguity regarding whether the Notice is applicable to your company. We also note that you have not provided the supplemental analysis of this issue that we requested in comment 36 of our letter dated October 25, 2013. We re-issue that comment.

We acknowledge the comment and have revised the Second Amendment as requested. As to our supplemental analysis, we advise that the elements of the test and application of them to our company are as follows:

Factors to determine whether THL and USCNHK will be considered PRC resident enterprises:

Fundamental Factors (if these are not met, we do not need to consider (a)-(d) below.

Enterprise is incorporated in an offshore jurisdiction

THL (British Virgin Islands) and USCNHK (Hong Kong) are both incorporated in offshore jurisdictions.

Enterprise is controlled by a Chinese enterprise or group

USCNHK and THL are each controlled by an individual (Ms. Yefang Zhang), rather than an enterprise or group. In addition, Ms. Zhang is not a PRC citizen.

Test for Resident Enterprise if Fundamental Factors are met

Senior management in charge of daily operations reside or perform their duties mainly in China

Both USCNHK and THL’s senior management currently reside mainly in China.

Financial or personnel decisions are made or approved by bodies or persons in China

Both USCNHK and THL’s financial and personnel decisions are made or approved by bodies or persons in China.

Substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China

The assets and properties of THL and USCNHK, including accounting books, corporate stamps and many corporate records are kept in China. After the offering, some may be kept outside China as requested by management, such as shareholder and board minutes, which may be maintained by corporate counsel.

At least half of its directors with voting rights or senior management often reside in China.

This test is likely to be satisfied as well, as a majority of the Board of Directors and senior management currently resides in China.

The new disclosure may be found on page 20 under the title “Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”

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Pamela A. Long, Assistant Director

June 30, 2014

Risks Related to Our Corporate Structure and Operation, page 26

24.	We note your deletion of the risk factor pertaining to the fact that your employees, officers and directors will control a majority of the shares after this offering. Please advise.

We acknowledge the comment and clarify that we had removed the risk factor as some the risks discussed therein were similar to those in the risk factor titled “As a ‘controlled company’ under the rules of the NASDAQ Capital Market, we may exempt our company from certain corporate governance requirements that could adversely affect our public shareholders.” Upon review, we have determined that the risks in the prior risk factor were related to, but distinct from, such risks. Accordingly, we have replaced the risk factor titled “Entities controlled by our employees, officers and/or directors will control a majority of our common shares, decreasing your influence on shareholder decisions.” This risk factor may be found on page 26 and reads as follows:

Entities controlled by our employees, officers and/or directors will control a majority of our common shares, decreasing your influence on shareholder decisions.

Upon completion of this offering, entities controlled by our employees, officers and/or directors will, in the aggregate, beneficially own approximately 88.89% of our outstanding shares. As a result, our employees, officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering. See “Principal Shareholders.”

Our directors’ and executive officers’ other business activities may pose conflicts of interest, page 27

25.	Please disclose in what capacity Mr. Wang devotes considerable time and effort to the Forasen Group. Ensure that your discussion considers the effect of the non-competition compensation referred to in Mr. Wang’s employment agreement.

We have revised the Second Amendment to disclose that Mr. Wang and his spouse, Ms. Zhang, make substantially all of the business strategy, investment, management and trading decisions of the Forasen Group. In their capacities with the Forasen Group, Mr. Wang and Ms. Zhang coordinate with the Forasen Group’s vice presidents and department heads and manage the performance evaluations for such managers.

The Forasen Group’s primary business areas are investment, rubber trading, foodstuff production, and financial management. Mr. Wang and Ms. Zhang work with the Forasen Group’s rubber trading department and other advisors to locate opportunities that meet the Forasen Group’s investment criteria. As Tantech has significantly reduced its rubber trading activities, they anticipate that any rubber trading opportunities would be presented to and considered by the Forasen Group rather than by Tantech.

Although his business working time at Forasen Group is flexible, Mr. Wang has historically devoted approximately 30% of his time to matters concerning Forasen Group and approximately 70% of his time to matters for Tantech. Ms. Zhang has historically devoted approximately 95% of her time to matters concerning Forasen Group and approximately 5% of her time to matters for Tantech.

14

Pamela A. Long, Assistant Director

June 30, 2014

The non-competition agreement entered into by and between Mr. Wang and Tantech contemplates that Mr. Wang will continue to be employed by Forasen Group and that his efforts on behalf of Forasen Group will be permitted. Ms. Zhang does not have a non-competition agreement with Tantech.

The new disclosure responsive to this comment may be found on page 27 and reads as follows:

Our directors’ and executive officers’ other business activities may pose conflicts of interest.

Our directors and executive officers have other business interests outside the company that could potentially give rise to conflicts of interest. For example, our Chairman and Chief Executive Officer, Zhengyu Wang, and his wife and our director, Yefang Zhang, collectively own all of Zhejiang Forasen Group Co., LTD (“Forasen Group”). The Forasen Group’s primary business areas are investment, rubber trading, foodstuff production, and financial management. We also have historically engaged in rubber trading. Although we have significantly reduced our trading in rubber at Tantech to immaterial levels, both businesses were for a time trading similar products. Mr. Wang and Ms. Zhang work with the Forasen Group’s rubber trading department and other advisors to locate opportunities that meet the Forasen Group’s investment criteria. As Tantech has significantly reduced its rubber trading activities, they anticipate that any rubber trading opportunities would be presented to and considered by the Forasen Group rather than by Tantech.

Although his business working time at Forasen Group is flexible, Mr. Wang has historically devoted approximately 30% of his time to matters concerning Forasen Group and approximately 70% of his time to matters for Tantech. Ms. Zhang has historically devoted approximately 95% of her time to matters concerning Forasen Group and approximately 5% of her time to matters for Tantech. As Mr. Wang and Ms. Zhang devote considerable time and effort to Forasen Group, these sort of business activities could both distract them from focusing on Tantech and pose a conflict of interest to the extent their activities at Forasen Group compete with our company in the future. Although Mr. Wang has entered into a non-competition agreement with Tantech, this non-competition agreement contemplates that Mr. Wang will continue to be employed by Forasen Group and that his efforts on behalf of Forasen Group will be permitted. Ms. Zhang does not have a non-competition agreement with Tantech.

In addition, Forasen Group currently occupies approximately 500 square meters of our Tianning Street facility. We have not historically charged Forasen Group for renting this office space, but plan to do so in the near future. Although we believe we engage in sound corporate governance practices, there remains the risk that our company may be negatively affected by our directors’ or executive officers’ conflicts of interest.

Use of Proceeds, page 33

26.	Please disclose the maximum amount of loans that you may make to Bamboo Tech.

We have revised the Second Amendment to reflect that the maximum amount of such loans. The new disclosure responsive to this comment may be found on page 32 and reads as follows: “If we were to provide funding to Bamboo Tech through loans, the total amount of such loans may not exceed $6,710,080 (RMB41,600,000) which is the difference between $19,614,080 (RMB121,600,000), that is Bamboo Tech’s total investment amount as approved by the foreign investment authorities, and $12,904,000 (RMB80,000,000), that is Bamboo Tech’s registered capital.”

15

Pamela A. Long, Assistant Director

June 30, 2014

Capitalization, page 37

27.	We re-issue comment 49 of our letter dated October 25, 2013. Your capitalization must be presented as of a date within 60 days of the date of the prospectus.

We acknowledge the comment and have revised the Second Amendment as requested to provide a capitalization within 60 days of the date of the prospectus.

28.	Your disclosures indicate your capitalization table gives effect to the completion of a 256-for-1 share split that is structured as a 1000-for-1 share split and simultaneous repurchase of 744 shares. Please clarify how you get from 50,000 pre split shares to 14,400,000 post split shares taking into consideration the above changes in capitalization. Also, explain to us business purpose of structuring as a split with a simultaneous repurchase of shares.

The business purpose of the structure of the split and simultaneous repurchase of shares is purely mathematically driven: by structuring the split as a 1,000-for-1 split, we were able to maintain a more straightforward par value per share, moving from 50,000 aggregate authorized, issued and outstanding shares, with a per-share par value of $1.00 per share (aggregate par value of $50,000), to 50,000,000 aggregate authorized shares, with a per-share par value of $0.001 per share. A simple 256-for-1 split would have resulted in two inconveniences: (1) the par value would have been a more unwieldy $0.00390625 per share and (2) more importantly, we would have moved from 50,000 authorized, issued and outstanding shares to 12,800,000 authorized, issued and outstanding shares and would have no other shares available for issuance in the offering. The 14,400,000 shares referenced include (1) 12,800,000 post-split/repurchase shares and (2) the issuance of 1,600,000 shares in the offering.

29.	In your description of common shares on the left hand side of the table, please clearly disclose for each column the number of shares authorized, issued, and outstanding as well as the par value per share. It should be clear which amounts relate to the actual, pro forma, and pro forma as adjusted columns and should be retroactively restated for your share split.

We acknowledge the comment and have revised the Second Amendment as requested. The new disclosure is located at page 36 and reads as follows:

Actual: Common shares $1.00 par value per share, 50,000 shares authorized, issued and outstanding

Pro Forma: Common shares $0.001 par value per share, 50,000,000 shares authorized, 12,800,000 shares issued and outstanding as adjusted. Gives effect to share split and repurchase pre-offering.

Pro forma as adjusted: Common shares $0.001 par value per share, 50,000,000 shares authorized, reflects 14,400,000 shares issued and outstanding. Gives effect to share split and repurchase and completion of offering

30.	Please better clarify how you arrived at the net proceeds amount of $6.2 million which is reflected in the pro forma as adjusted column. The cover of the prospectus indicates that $7.4 million represents the gross offering proceeds less the underwriting discount. You also disclose that you have $0.6 million of other expenses. It is not clear how this arrives at the $6.2 million of net proceeds.

We have revised footnote 3 to incorporate a clearer description of expected net proceeds, which incorporates the estimated offering expenses described in response to Comment 62 below. The revised footnote 3 may be found on page 36 and reads as follows:

16

Pamela A. Long, Assistant Director

June 30, 2014

Pro forma adjusted for IPO additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discount, underwriter expense allowance and other expenses. We expect to receive net proceeds of approximately $6,593,763 ($8,000,000 offering, less underwriting discount of $600,000, non-accountable expense allowance of $100,000 and offering expenses of approximately $706,237).

31.	Please re-number the footnotes to this table.

We acknowledge the comment and have revised the Second Amendment as requested. The corrected footnotes may be found on page 36.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

32.	Please provide the information on trends called for by Item 5.D of Form 20-F. Item 5.D of Form 20-F calls for disclosure about trends that have been evident in the last fiscal year and since then. In addition, no information has been presented management’s basis for the expectations described here regarding increased demand for your bamboo charcoal products.

We acknowledge the comment and have revised the Second Amendment describe the trends that have been evident in the last fiscal year and since that time. The revised disclosure may be found at pages 41 through 43 under the title “Recent Trends”.

Competition in Consumer Product and Energy Segment, page 42

33.	We note your reference to your barbecue charcoals facing competition from similar products not based in bamboo. Please revise here and elsewhere to provide a thorough description of the non-bamboo based competition that all of your products, not just your Algold products, face.

We acknowledge the comment and have revised the Second Amendment to provide the requested disclosure. The revised language may be found on pages 40 and reads as follows:

Competition in Consumer Product and Energy Segment

Our products face competition from other producers. In our household product segment, we face competition from a number of companies that have similar product portfolios.

Although our Charcoal Doctor brand is one of the largest and most famous in the charcoal bag and bamboo charcoal market, the bamboo charcoal based consumer product industry is relatively fragmented and subject to relatively low barriers of entry.

Our Charcoal Doctor air purification products compete with products from Zhejiang Maitanweng Ecological Development Co., Ltd, Zhejiang Jiejiegao Charcoal Industry Co., Ltd, and Quzhou Modern Charcoal Industry, Co., Ltd.

Our Charcoal Doctor toilet cleaner competitors include SC Johnson & Son (Shanghai) Inc. (which makes the Mr. Muscle brand in China), Blue Moon Chinese Co., Ltd., Shanghai White Cat Group Ltd., Beijing Green Umbrella Chemical Co., Ltd. and Weilai (Guangzhou) Household Products Co., Ltd.

Our BBQ charcoals also face competition from similar products that are not made of bamboo-based charcoal. For example, our Algold grand shisha charcoal competes with Henan Universe Charcoal Co. Ltd’s Torch brand shisha charcoal. While our shisha charcoal is the most popular bamboo-charcoal based product of its kind, the competitor product is more popular but not bamboo-charcoal based. Our other key international competitors in this area include Puyang Univers Charcoal, Co., Ltd, Fujian Zhongyuan Charcoal Industry Co., Ltd., Haiwan International Trading Co., Ltd., Nanxiong Guizhu Charcoal Co., Ltd. In addition to these companies, we compete domestically with Fujian Ouhai Jianou Charcoal Co., Ltd., Jiangshan Green Charcoal Co., Ltd, Pujiang Fuli Bamboo & Wood Co., Ltd, Shangrao Wenhui Machine Charcoal Co., Ltd and Sanhe Senyuan Charcoal Co., Ltd.

17

Pamela A. Long, Assistant Director

June 30, 2014

There are several manufacturers of EDLC carbon in China and two main international companies competing in the market, although none to our knowledge of them use bamboo as the carbon material. However, as we only started commercial production in a short time and may not have the resources and marketing strategy to compete in the market, our revenue and profit from EDLC carbon may not be sustainable.

Technology Development is Posing Challenge for us, page 42

34.	Please revise this heading. The disclosure under this heading does not relate to any challenges your company faces in developing its technology.

We acknowledge the comment and have revised the Second Amendment as requested. The new heading may be found on page 40 and reads as follows:

Delays in third party developments in the EDLC industry or weaker-than-expected demand for EDLC products may negatively affect demand for our EDLC carbon”.

Some of our Products are Subject to Cyclical Sales, page 42

35.	Please clarify which of your products are subject to cyclical sales. Please also clarify whether demand for your EDLC carbon does in fact experience fluctuation based on economic conditions.

We acknowledge the comment and have revised the Second Amendment as requested to clarify that our BBQ charcoal products and solid bamboo charcoal products are subject to cyclical sales and that, while we have seen higher sales near the end of the year for our liquid products, we believe our sales volume for such products is too low to consider such fluctuations cyclical. In addition, we have clarified that demand for EDLC carbon (also too new a product line for us to draw conclusions as to cyclical sales) is subject to fluctuations based on economic conditions, primarily government economic policies that provide subsidies to encourage the use of mass transportation and low-pollution vehicles, which rely on EDLCs, which in turn drive demand for EDLC carbon. The revised disclosure may be found on page 40 and reads as follows:

Some of our Products are Subject to Cyclical Sales.

Our BBQ charcoal products and solid bamboo charcoal products are subject to cyclical sales. We typically see our highest sales of BBQ charcoal products in April and May and then again between August and October. The first peak marks our customers’ preparation for the summer outdoor barbeque season, and the second peak is related to their purchase of our BBQ charcoal products for heating and cooking indoors in the colder months.

The peak season for our solid bamboo charcoal products is between October and November, and sales are lowest in February and March as a result of Chinese New Year, as consumers tend to purchase such products prior to the holiday, rather than after.

18

Pamela A. Long, Assistant Director

June 30, 2014

While we have seen higher sales near the end of the year for our liquid products, we believe our sales volume for such products is too low to consider such fluctuations cyclical. As such products are primarily for export, demand for our liquid products is most likely to be affected by seasonal and other fluctuations in the purchasing country rather than in China.

Demand for our EDLC carbon (also too new a product line for us to draw conclusions as to cyclical sales) is subject to fluctuation based on economic conditions, primarily government economic policies that provide subsidies to encourage the use of mass transportation and low-pollution vehicles, which rely on EDLCs, which in turn drive demand for EDLC carbon. As such, while we believe EDLC carbon sales may be affected by general economic conditions, such sales have been more affected by governmental policies.

Notwithstanding the effects of seasonality, we believe the key drivers for us to maintain a competitive position in the market and positive financial performance continue to be brand recognition, product innovation and the application of new technology.

Results of Operations, page 43

36. We note your response to comments 58 and 107 of our letter dated October 25, 2013. Please address the following:
•           You indicate that the lower bad debt expense in 2012 was due to the collection of accounts receivable amounts for which you had previously recorded an allowance. Please discuss the recovery amounts for each period, including the factors which resulted in these recoveries. Please also separately present these amounts in your allowance rollforwards included in the notes to the financial statements, including on page F-39. Refer to Rule 12-09 of Regulation S-X;

•           Based on your disclosures on pages F-39 and F-40, it appears that there was a decrease in bad debt expense of approximately $610,000 related to the allowance for doubtful accounts related to accounts receivable and $625,000 related to the allowance for advances to suppliers. Your expanded disclosure appears to only discuss the decrease in bad debt expense related to accounts receivable. Please also discuss the decrease in expense related to the allowance for advances to suppliers as well as the impact of any recoveries as requested in the bullet above;

•           Please also discuss your reserve balance as a percentage of accounts receivable and advances to suppliers. For example, your advances to suppliers balance increased by approximately $1.9 million from December 31, 2012 to September 30, 2013 while your allowance decreased; and

•           It appears that approximately $1.2 million of the $2 million decrease in general and administrative expenses from 2011 to 2012 is attributable to the allowances for doubtful accounts. Please disclose and quantify all of the factors that contributed to this decrease.

We note your response to comment 59 of our letter dated October 25, 2013. Please expand your disclosures in a similar manner for the period ended September 30, 2013. You should address the factors that caused changes in the effective tax rate.

We have revised to discuss the recovery amounts for each period, including factors that resulted in recovery, and we have also separately presented such amounts in our financial statements notes. As we further examined the reasons for the lower bad debt expense in 2012, we determined that separating our discussion for the bad debt expense related to accounts receivable and bad debt expense related to advance to suppliers allows us to explain more clearly the reasons for the decrease in bad debt expense.

19

Pamela A. Long, Assistant Director

June 30, 2014

For bad debt expense related to accounts receivable:

In 2011, we recorded higher bad debt expense based on our aging analysis performed at the end of 2011 and the consideration of subsequent collections after balance sheet date. In addition, our decision on whether to set aside reserve and the percentage of reserve are based on our evaluation of the credit worthiness, financial information and payment history of individual customer. Main reasons for the increase in 2011 were: a) significant increase in accounts receivable balance with aging between six months and one year in 2011 as one of our largest customer had approximately $6.4 million of A/R balances that were over 6 months as of the balance sheet date. Based on our evaluation, we set aside 5% of the balance as reserve as of 12/31/11, leading to an approximately $320,000 increase in bad debt expenses in 2011; and b) before 2011, many of our customers were small retailers or individuals who tended to be late in making payments, therefore, our accounts receivable balance with aging over one year also increased in 2011. As we set aside 100% of the balance as reserve based on our evaluation, our bad debt expenses also increased. In our 2011 evaluation (before we stepped up collection efforts), we felt our reserve percentages were representative of the amounts collectable on our large and small accounts pursuant to our operating history.

In 2012, we intensified our efforts in collection and switched our sales focus to large retailers and distributors. Therefore, although our sales increased in 2012, our accounts receivable balance actually decreased in 2012. As some of the accounts receivable balances that we had recorded allowances in 2011 were paid back to us due to our increased efforts in collection, such allowances were reversed, leading to lower bad debt expenses in 2012.

In 2013, such trend continued and we still saw reversals of bad debt allowances that we put aside in prior years due to our collection efforts. In the meantime, we also recorded higher allowances based on our evaluation of individual account, including aging analysis and consideration of collectability of these accounts.

The following table shows the recovery amounts from 2011 to 2013. We also added this information in our footnotes to financial statements per your comment.

	Years ended December 31,
	2013	2012	2011
Balance at beginning of year	$1,339,556	$1,223,370	$493,725
Addition to doubtful accounts expense	1,013,100	552,665	698,757
Deduction – collection of doubtful accounts	(723,068)	(463,925)	-
Translation adjustments	29,693	27,446	30,888
Balance at end of year	$1,659,281	$1,339,556	$1,223,370

The following table shows the reserve as a percentage of accounts receivable as of December 31, 2013, 2012 and 2011.

	12/31/2013	12/31/2012	12/31/2011
Accounts receivable balance	$30,119,170	$21,737,248	$30,719,854
Allowance for doubtful accounts	1,659,281	1,339,556	1,223,370
Allowance as a percent of A/R	5.5%	6.2%	4.0%

As shown in this table, our reserve as a percentage of accounts receivable has been relatively stable in the past years. The fluctuation in bad debt expenses was primarily due to the collections of accounts receivable that we had recorded allowances in prior years.

We realized the confusion caused by such collection and are currently evaluating our allowance policy based on historical experience and data analysis. We are reviewing our allowance policy in order to better present our financial information to investors.

20

Pamela A. Long, Assistant Director

June 30, 2014

For bad debt expense related to advances to suppliers:

In 2011, we recorded higher bad debt expense related to advances to suppliers based on our aging analysis and the consideration of specific information related to each individual account at the end of 2011. As for accounts receivable, our decision on whether to set aside reserve and the percentage of reserve are based on our evaluation of the credit worthiness, financial information and delivery history of individual supplier. Based on our evaluation, we believed that some of our suppliers who received advance payments might not be able to deliver raw materials to us due to various reasons and it would be difficult for us to collect these prepayments from these vendors. Therefore, we need to put aside certain allowances for these advance accounts.

In 2012, as a large portion of advance balances that we had recorded allowances in prior years was either utilized by receiving the delivery of raw materials or refunded to us, we reversed these allowances, leading to lower bad debt expenses related to advances in 2012.

In 2013, as most of advance balances that we had recorded allowances in prior years were either utilized or refunded to us, we continued to see a large amount of reversal of allowances. In addition, due to the fact that most of the balances of advance payments as of December 31, 2013 were either made within six months or we were confident that they would be utilized, our allowances for advance balances as of December 31, 2013 were much lower compared to prior years and our allowance as a percentage of advance also decreased significantly. The following table shows the utilization (return) of advances amounts from 2011 to 2013. We also added this information in our footnotes to financial statements per your comment.

	Year ended December 31,
	2013	2012	2011
Balance at beginning of year	$454,128	$674,149	$263,815
Addition to doubtful accounts expense	139,085	50,865	400,170
Deduction – utilization or return of advances	(458,692)	(282,459)	(6,679)
Translation adjustments	4,313	11,573	16,843
Balance at end of year	$138,834	$454,128	$674,149

The following table shows the reserve as a percentage of advances to supplier balance as of December 31, 2013, 2012 and 2011.

	12/31/2011	12/31/2012	12/31/2013
Advance to supplier balance	$11,529,362	$4,936,887	$1,282,979
Allowance for doubtful accounts	138,834	454,128	674,149
Allowance as a percent of advance	1.2%	9.2%	52.5%

As shown in this table, our reserve as a percentage of advances to suppler experienced fluctuation in past three years. The decrease of allowance as a percentage of advances balance in 2012 and 2013 was primarily due to a) the utilization or return of advances that we already recorded allowance in prior year. b) significant increase in advance balance itself, especially in 2013 when we made large amount of advance payments to two main suppliers, who presently supply us with a large amount of material and have a very good delivery record

We also realized the confusion caused by such utilization or return of advance payments and are currently evaluating our allowance policy based on historical experience, data analysis and evaluation of our current suppliers. We are reviewing our allowance policy in order to better present our financial information to investors.

We have revised the discussion and notes to the financial statements to present these amounts in our allowance rollfoward for accounts receivable and advances to supplier.

21

Pamela A. Long, Assistant Director

June 30, 2014

2012 vs. 2011

FN 3:

An analysis of the allowance for doubtful accounts for the years ended December 31, 2012 and 2011 is as follows:

	Year ended December 31,
	2012	2011
Balance at beginning of year	$1,223,370	$493,725
Addition of doubtful accounts expense, net	552,665	698,757
Deduction – collection of doubtful accounts	(463,925)	-
Translation adjustments	27,446	30,888
Balance at end of year	$1,339,556	$1,223,370

FN 5:

An analysis of the allowance for doubtful accounts for the years ended December 31, 2012 and 2011 is as follows:

	Year ended December 31,
	2012	2011
Balance at beginning of year	$674,149	$263,815
Addition to doubtful accounts expense	50,865	400,170
Deduction – utilization or return of advances	(282,459)	(6,679)
Translation adjustments	11,573	16,843
Balance at end of year	$454,128	$674,149

MD&A:

General and administrative expenses. Our general and administrative expenses decreased by approximately $2.0 million or 67.6%, to approximately $948,000 in 2012 from approximately $2.9 million in 2011. As a percentage of revenues, general and administrative expenses decreased 4.2% to 1.9% in 2012, compared with 6.1% in 2011. The decrease was primarily attributable to the following factors:

a) a decrease in bad debt expenses related to our accounts receivable of approximately $610,000 in 2012 compared to 2011. Based on results of aging analysis and evaluation of individual account, we set aside approximately $699,000 as allowance for potentially uncollectable accounts receivable in 2011 as some of our customers were late in their payments, including one of our largest customers. As approximately $464,000 of the accounts receivable balances that we had recorded allowances in prior years were collected in 2012, we reversed allowance by the same amount in 2012. We also recorded bad debt expenses related to accounts receivable of approximately $553,000 in 2012. As a result, our bad debt expenses related to accounts receivable was approximately $89,000 in 2012, compared to the bad debt expenses related to accounts receivable of approximately $699,000 in 2011.

As a percentage of accounts receivable, our reserve balance was 6.2% and 4.0% as of December 31, 2012 and 2011, respectively; and

b) a decrease in bad debt expenses related to our advance to suppliers of approximately $625,000 in 2012 compared to 2011. We recorded approximately $393,000 in bad debt expenses related to our advances to suppliers based on results of our aging analysis and consideration of specific information related to each individual account in 2011. While approximately $283,000 of advances to suppliers that we previously recorded allowances were either utilized by receiving delivery from our vendors or returned to us, we reversed the allowance by the same amount. We also recorded bad debt expenses related to our advances to suppliers of approximately $51,000 in 2012. As a result, we had a reversal of bad debt expenses related to advances to supplier of approximately $232,000 in 2012, compared to bad debt expenses related to advances to supplier of approximately $393,000 in 2011.

22

Pamela A. Long, Assistant Director

June 30, 2014

As a percentage of advances to suppliers, our reserve balance decreased to 9.2% as of December 31, 2012 from 52.5% as of December 31, 2011. The decrease in reserve balance as a percentage of advances to suppliers in 2012 was primarily attributable to the reversal of allowances as explained above and the increase in advance balances which had short aging; and

c) a decrease of approximately $320,000 related to lower repair expenses and payroll expenses in 2012 and a decrease in consulting expenses and legal expenses of approximately $209,000 related to our financing activities; and

d) a decrease of approximately $195,000 resulted from an one-time recovery of prior year VAT write-off.

2013 vs. 2012

FN 3 (page F-13):

An analysis of the allowance for doubtful accounts for the years ended December 31, 2013 and 2012 is as follows:

	Years ended December 31,
	2013	2012
Balance at beginning of year	$1,339,556	$1,223,370
Addition to doubtful accounts expense	1,013,100	552,665
Deduction – collection of doubtful accounts	(723,068)	(463,925)
Translation adjustments	29,693	27,446
Balance at end of year	$1,659,281	$1,339,556

FN 5 (page F-14):

An analysis of the allowance for doubtful accounts for the years ended December 31, 2013 and 2012 is as follows:

	Years ended December 31,
	2013	2012
Balance at beginning of year	$454,128	$674,149
Addition to doubtful accounts expense	139,085	50,865
Deduction – utilization or return of advances	(458,692)	(282,459)
Translation adjustments	4,313	11,573
Balance at end of year	$138,834	$454,128

MD&A (page 45):

General and administrative expenses. Our general and administrative expenses increased by approximately $2.2 million or 231.2%, to approximately $3.1 million in 2013 from approximately $948,000 in 2012. As a percentage of revenues, general and administrative expenses increased 3.2% to 5.1% in 2013, compared to 1.9% in 2012. The increase was primarily attributable to the following factors:

23

Pamela A. Long, Assistant Director

June 30, 2014

a) an increase in bad debt expenses related to our accounts receivable of approximately $201,000 in 2013. Based on results of aging analysis performed in 2013, we set aside approximately $1.0 million as allowance for potentially uncollectable accounts receivable balances. Approximately $723,000 of the accounts receivable balances that we had recorded allowances in prior years were collected in 2013. We reversed the allowance by the same amount and recorded bad debt expenses related to accounts receivable of approximately $290,000 in 2013. As a result, our bad debt expenses related to accounts receivable increased approximately $201,000 in 2013, compared to the bad debt expenses related to accounts receivable of approximately $89,000 in 2012.

As a percentage of accounts receivable, our reserve balance decreased 0.7% to 5.5% as of December 31, 2013 from 6.2% as of December 31, 2012; and

b) a decrease in bad debt expenses related to our advance to suppliers of approximately $88,000 in 2013. Based on results of our aging analysis and consideration of specific information related to each individual account, we recorded approximately $139,000 in bad debt expenses related to our advances to suppliers in 2013. While approximately $459,000 of advances to suppliers that we previously recorded allowances were either utilized by receiving delivery from our vendors or returned to us, we reversed the allowance by the same amount and recorded a net decrease in bad debt expenses related to our advances to suppliers of approximately $320,000 in 2013. As a result, our bad debt expenses related to advances to suppliers decreased approximately $88,000 in 2013, compared to a net decrease in bad debt expenses related to advances to suppliers of approximately $232,000 in 2012.

As a percentage of advances to suppliers, our reserve balance decreased to 1.2% as of December 31, 2013 from 9.2% as of December 31, 2012. The decrease in reserve balance as a percentage of advances to suppliers in 2013 was primarily attributable to the reversal of allowances as explained above and the increase in advances balances which had short aging; and

c) an increase in bad debt expenses related to other receivables of approximately $229,000 in 2013 based on our analysis of collectability of individual accounts; and

d) an increase in depreciation expenses of approximately $480,000, property tax of approximately $422,000 and repair expenses of approximately $232,000 related to our new office building which was put into use at the end of 2012; and

e) an increase of approximately $293,000 related to the financial and legal consulting services received in 2013; an increase in personnel and administrative expenses of approximately $282,000;

f) included in the general and administrative expenses in 2012 was an one-time recovery of prior year VAT write-off of approximately $195,000 which reduced general and administrative expenses by the same amount.

Effective tax rate

As to the referenced example, we have not revised the Second Amendment to address it as the September 30 interim financial statements are not included in the Second Amendment. Since there was no change in effective tax rate between 2013 and 2012, we did not address factors that caused changes in effective tax rate as we did for 2012 vs. 2011.

24

Pamela A. Long, Assistant Director

June 30, 2014

Three Months Ended September 30, 2013 and 2012, page 43

Selling expenses, page 45

37.	Please ensure that your disclosure clearly expresses the drivers behind your performance. Here you state that “[t]he decrease in selling expenses as a percentage of sales revenue was primarily attributable to the higher sales related expenses compared to the same period in 2012.” This does not explain the change in selling expenses as a percentage of sales revenue. Similarly, on page 52, you state that consumer product segment revenue increased in the nine months to September 30, 2013 compared to the same period in the prior year, as did cost of revenue, and on page 53 you note that EDLC revenues increased for the three months ended September 30, 2013 compared to the prior year, but no discussion is made of the drivers of these changes. Please revise.

We acknowledge the comment and have revised the Second Amendment as requested to describe the drivers behind our performance. As the Second Amendment does not include September 30 financial statements, we have not revised that specific section but have instead applied the Staff’s comment to the full-year performance discussion. The new disclosure may be found at page 45 and reads as follows:

Selling expenses. Selling expenses increased by approximately $357,000 to approximately $1.45 million in 2013 compared to approximately $1.1 million in 2012. As a percentage of sales, our selling expenses increased to 2.4% of revenues in 2013, as compared with 2.2% of revenues in 2012. The increase in selling expenses was primarily attributable to an increase of approximately $103,000 in salary expenses at our sales department, an one-time expenses of approximately $161,000 related to the opening of our new sales office and an increase of approximately $93,000 of transportation expenses and other sales related expenses in 2013 as we continued to expand sales network in our consumer products. Our shipping and handling expenses increased approximately $54,000 to approximately $272,000 in 2013 as shipments of our products increased.

In our consumer product segment, revenue increased to approximately $44.5 million in 2013 from approximately $34.9 million in 2012. The increase was primarily attributable to the increased sales in purification and deodorization products in 2013 as the demand for our products was strong, especially in the fourth quarter of 2013 as air pollution intensified in some large cities in China. We sold approximately 4.3 million pieces of air purification products in 2013 compared to approximately 2.8 million pieces in 2012 while the average selling price remained little changed year over year.

In our energy segment, we realized sales of approximately $8.7 million, an increase of approximately $2.1 million as compared with 2012. The increase in sales revenue was primarily attributable to the increased sales of EDLC carbon in 2013. As the demand for our EDLC carbon continued to grow, we increased EDLC carbon sales through one of our main customers. We sold 272 tons of EDLC carbon in 2013 compared to 224 tons sold in 2012. The average selling price of our EDLC carbon increased 7.9% to approximately $30,106 per ton from approximately $27,895 per ton in 2012.

Government subsidy income, page 48

38.	Please ensure that your description of subsidies received from the government indicates the reason you received these subsidies so that readers can have a clearer idea of the likelihood of future subsidies and their possible amounts.

We have revised this discussion to explain the components of 2012 and 2013 subsidies. The revised disclosure is located at page 47 and 48 and includes tabular disclosure of such requested information.

25

Pamela A. Long, Assistant Director

June 30, 2014

Segment Information, page 52

39.	We note your revisions in response to comment 63 of our letter dated October 25, 2013. Please further expand your disclosures to provide a quantified discussion of the material factors that caused significant changes in segment profit from period to period.

We acknowledge the comment and have revised the Second Amendment as requested to provide a quantified discussion of such material factors that caused significant changes in segment profit from period to period for full year 2013 compared to 2012.

Consumer Product Segment:

Profit for our consumer product segment increased approximately $2.0 million to approximately $11.5 million in 2013 compared to approximately $9.5 million in 2012. The increase in segment profit was primarily attributable to approximately a $2.1 million increase in gross profit and approximately $452,000 increase in other income in our consumer product segment in 2013. The increase was partially offset by higher selling expenses of approximately $287,000 and an increase of approximately $217,000 in tax expenses in 2013.

Trading Segment

We recorded a loss of approximately $718,000 for the trading segment in 2013, compared to a profit of approximately $157,000 in 2012. The decrease in segment profit was primarily attributable to a decrease of approximately $461,000 in gross profit, an increase of approximately $319,000 in interest expenses and higher selling expenses in our trading segment in 2013 compared to 2012.

Energy Segment

We recorded a loss of approximately $561,000 in 2013 compared to profit of approximately $740,000 in 2012 in our energy segment. Although we recorded approximately $1.5 million increase in gross profit in 2013 compared to 2012, the increase in gross profit was partially offset by (a) increased bad debt expenses of approximately $754,000; (b) increase in depreciation expenses and repair expenses of approximately $690,000 related to the new office building; (c) increased research and development expenses of approximately $505,000 as we incurred more research and development activities in 2013; (d) increase in interest expenses of approximately $289,000 compared to 2012 as the interest expenses related to the current portion of long-term bank loans was no longer capitalized in 2013 (e) a one-time recovery of prior year VAT write-off of approximately $195,000 recorded in 2012, which decreased G&A expenses for the same amount; and (f) a decrease of approximately $214,000 in government grant income in 2013 compared to 2012 as the government grant income was one-time and may not occur again in the future.

26

Pamela A. Long, Assistant Director

June 30, 2014

Consumer Product Segment, page 52

40.	Please disclose why you believe consumers will increasingly prefer carbonized cleaning products over other traditional household cleaning products.

We have revised the Second Amendment to clarify that we believe purchasers are more likely to choose environmentally friendly cleaning methods and that, to the extent such consumers understand that our products are environmentally friendly, they are likely to prefer our products over functionally equivalent products that are less environmentally friendly. As the new disclosure clarifies, a sample study conducted in Shanghai's Lianhua Supermarket shows that, given equivalent products, 85% of the consumers preferred natural and environmentally friendly products and tolerated prices up to 5% higher than less environmentally friendly products. The revised disclosure can be found on page 49 and reads as follows:

Consumer Product Segment

Our consumer product segment is the largest among our three segments. Revenues from the consumer product segment were approximately $44.5 million and $34.9 million in the year ended December 31, 2013 and 2012, respectively. Our revenue from consumer product was primarily generated through the sales of our purification and deodorization products and cleaning products under “Charcoal Doctor” brand and barbecue charcoals designed for domestic market. Revenue increased approximately $9.6 million in 2013 compared to 2012. Our consumer products are considered to be environmentally friendly not only because of the lifespan and fast growth rate of bamboo, but also the minimum waste in the process of producing our products. In addition, our products feature a high raw material utilization rate and have met the standards set for designation of “environmentally friendly” enterprises by the Chinese Society for Environmental Sciences. Moreover, our facilities have received ISO 14001:2004 certification, which reflects our focus on measuring and managing our environmental impact.

A recent study conducted in Shanghai’s Lianhua Supermarket found that, given equivalent products, 85% of the consumers preferred environmentally friendly products and were willing to pay prices up to 5% higher than traditional products. We anticipate that growing consumer preferences for environmentally friendly products over traditional household cleaning products and increasing consumer awareness of our brand as an “environmentally friendly” enterprise will drive revenue from our consumer products in the coming years.

41.	We note that gross profit increased in the three months to September 2013 as compared to the prior year, as stated at the bottom of page 52, yet profit decreased, as stated at the top of page 53. No discussion is provided. Similar disclosure is provided throughout MD&A without explanation. Please advise.

We acknowledge the comment and have revised the Second Amendment as requested to provide greater discussion of such matters. As to the referenced example, we have not revised the Second Amendment to address it as the September 30 interim financial statements are not included in the Second Amendment. However, we advise that, as to such example, although higher gross profit usually leads to higher segment profit, the changes in gross profit and segment profit sometimes are not proportional. Selling expenses, G&A expenses and interest expenses may impact the segment profit in a different way, especially the G&A expenses and interest expenses, which are less related to sales and more related to other operational factors such as personnel expenses, bad debt expenses, loan amounts and or the discounting of notes payable. For example, Bamboo discounted approximately $2.3 million notes payable in the third quarter of 2013, and thus incurred higher interest expenses compared to the same period in 2012. We also incurred higher G&A expenses and R&D expenses in the three month period ended September 30, 2013 than in the same period of 2012. All these factors led to lower segment profit in the three months ended September 30, 2013.

27

Pamela A. Long, Assistant Director

June 30, 2014

Energy Segment, page 53

42.	You state that “[w]ith the improvement of technology used in the production process, we believe EDLC carbon will become an important source of revenue growth and profitability.” Please discuss in detail, where appropriate, what improvements in technology you are referring to here, the costs of implementing such improvements, and the timetable to doing so if such improvements are currently planned.

We acknowledge the comment and have revised the Second Amendment as requested. The revised disclosure may be found on page 50 and reads as follows:

We invested heavily in the production of EDLC carbon, which has wide application and higher gross margin. The commercial production of EDLC carbon started in late 2011. We sold approximately 30 tons of EDLC carbon with sales revenue of approximately $0.8 million in 2011. In 2012, we sold approximately 300 tons of EDLC carbon, resulted in sales revenue of approximately $5.7 million. The gross profit was approximately $170,000 in 2011 and $1.1 million in 2012. The decrease in gross margin in 2012 was primarily due to the increased depreciation expenses related to our new manufacturing facilities used for the production of EDLC carbon.

We have recently developed two technology improvements in our production process. One of these improvements allows us to improve voltage resistance in one of our EDLC carbon products from 2.5-2.6V to more than 2.85V, which allows a supercapacitor to increase its energy density by 20%. This process innovation required us to invest approximately RMB 600,000 (in addition to approximately RMB 300,000 invested by the Lishui Science and Technology Bureau) to research and refine the process, but no additional costs or equipment to implement. The technique has been well received by our customers in trial runs started in November and December 2013. Based on feedback from customers through March 2014, we began to market it in April 2014 for sales commencing in May 2014.

We have also developed a coating technique for our EDLC carbon at an estimated total cost of approximately RMB 870,000, including payments to a co-developer and resources expended on our own account. In the past, most EDLC production lines and techniques in China relied on EDLC carbon from Japan. As a result, technical production parameters have been based on Japanese companies’ models, especially the coating technique, one of the fundamental aspects of producing EDLC. In cooperation with the Harbin Institute of Technology, we developed a coating technique that suits our products and allows us to provide both products and technical support for our EDLC products. Pursuant to our cooperation with Harbin Institute of Technology, we own the intellectual property rights to the coating technique. We are conducting technical seminars in May 2014 to introduce this technology and will conduct initial training between May and June 2014 in anticipation of the roll-out in July 2014.

With the development of these technologies used in the production process, we believe our EDLC carbon products will become an important source of revenue growth and profitability.

28

Pamela A. Long, Assistant Director

June 30, 2014

Liquidity and Capital Resources, page 55

43.	We note your statement that “[a]s of the date of this prospectus, our PRC subsidiaries have been in accumulated loss,” in the first paragraph under this heading. Your business appears to be profitable. Please advise.

We acknowledge the comment. Although our company is profitable on a consolidated basis, it occasionally occurs that one or more subsidiaries incurs loss and is unable to pay dividends to us under PRC law. Accordingly, we have revised the referenced sentence on page 50 to read as follows: “As of the date of this prospectus, some of our PRC subsidiaries incurred losses and may not be allowed to pay dividends to us. In specific, Tantech Charcoal incurred a loss of approximately $718,000 and Energy Tech had a loss of approximately $561,000 in 2013.”

44.	You imply in the first paragraph under this heading that none of your PRC subsidiaries have incurred debt on their own behalf. Please advise which of your companies has incurred debt thus far, and which entities granted the encumbrances on your properties.

We have revised the Second Amendment to clarify that all three of our subsidiaries have incurred debt on their own behalf, that Bamboo Tech granted the encumbrances on our properties at the Tianning Industrial Zone facility and that Energy Tech granted the encumbrances on our land use right at our Shuige Industrial Zone facility. The new disclosure as to debt incurred by our subsidiaries may be found on page 50 and reads as follows:

As of the date of this prospectus, some of our PRC subsidiaries incurred losses and may not be allowed to pay dividends to us. In specific, Tantech Charcoal incurred a loss of approximately $718,000 and Energy Tech had a loss of approximately $561,000 in 2013. Bamboo Tech has incurred debt of approximately $2.17 million in a loan from Bank of China Ltd. Lishui Branch. To secure this debt, Bamboo Tech has granted a mortgage on property and land use rights valued at approximately $3.33 million. Energy Tech incurred debt of approximately $4.17 million in a loan from Shanghai Pudong Development Bank Co. Ltd. To secure this debt, Energy Tech has granted a mortgage on property in Lishui valued at approximately $10.4 million. Finally, Tantech Charcoal has incurred short term debts through use of several six-month bankers acceptance notes payable.

Further new disclosure as to encumbrances may be found on page 88 and reads as follows:

All of our real property and fixed assets are encumbered by secured loans from our creditors. Bamboo Tech granted the encumbrances on our properties at the Tianning Industrial Zone facility. Energy Tech granted the encumbrances on our land use right at our Shuige Industrial Zone facility.

45.	You state that “[w]e cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.” We note your statement that have not received any dividends from your subsidiaries thus far. Please advise as to how you have been meeting your obligations to date.

We acknowledge the comment and advise that, to date, our company has relied on direct payments of expenses by its subsidiaries, which generate revenues, to meet its obligations to date. To the extent payments are due in US Dollars, we have occasionally paid such amounts in RMB to an entity controlled by our management capable of paying such amounts in US dollars. Such transactions have been made at prevailing exchange rates and have resulted in immaterial losses or gains on currency exchange but no other profit.

29

Pamela A. Long, Assistant Director

June 30, 2014

Capital Expenditures, page 59

46.	We note that you had capital expenditure commitments of approximately $100,000 for 2013 as of September 30, 2013. Please disclose the source of funds for your capital commitments as required by Item 5.B.3 of Form 20-F.

We have revised the Second Amendment to disclose that we have used direct payments by our subsidiaries to fund our capital commitments in the past and anticipate using such funds generated from operations to fund capital expenditure commitments in the future as well. The revised disclosure may be found at page 55 and reads as follows:

We have used cash generated from our subsidiaries’ operations to fund our capital commitments in the past and anticipate using such funds and proceeds received from our initial public offering to fund capital expenditure commitments in the future.

Critical Accounting Policies, page 62

47.	Please provide a specific discussion regarding your accounting for the allowance for advances to suppliers and what this allowance represents. It appears that there would be differences in the methodology used to arrive at this allowance amount given the differences in the nature of advances to suppliers compared to accounts receivable. You should discuss the factors you consider in determining whether to record an allowance as well as the circumstance that will lead you to determine that reversal of the allowance is appropriate. We also note your response to comment 111 indicates that it typically takes one month for you to receive raw materials related to these advances. Please clarify what consideration is given to this typical time period in determining when to record an allowance.

We have revised the Second Amendment as requested to discuss the allowance for advances to suppliers. The new disclosure may be found on page 56 and reads as follows:

Allowance for accounts receivable and advance to suppliers

We establish an allowance for doubtful accounts based on management’s assessment of the collectability of accounts receivable and advance to suppliers. A considerable amount of judgment is required in assessing the amount of the allowance.

We consider the historical level of credit losses and apply percentages to aged receivable categories when we decide the allowance for accounts receivable. Additional specific provision is made against accounts receivable to the extent which they are considered to be doubtful. Bad debts are written off when identified and we do not accrue interest on trade receivables. Collectability conditions are assessed on individual receivable accounts when we determine an allowance is necessary.

The allowance for advances to suppliers represents prepayment to our supplier(s) that are deemed partially or wholly unrecoverable based on management’s evaluation of the credibility of the supplier. Our decision on whether to set aside allowance and the percentage of allowance is based on our evaluation of the credit worthiness, financial information and payment history of individual supplier. We generally apply the result of aging analysis to the determination of allowance for advances to suppliers. We usually set aside 50% of the balance of advances with an aging greater than six months but within one year as the allowance and 100% of the balance of advances with an aging greater than one year as the allowance based on our past experience and analysis on the collection history. In addition to the general allowance policy, we also consider specific information related to each individual supplier and utilize regular evaluation performed by our purchasing department to determine whether to record an allowance for an individual supplier. If an advance deemed uncollectable is returned to us or goods are delivered later, we record a reversal of the allowance.

30

Pamela A. Long, Assistant Director

June 30, 2014

While our credit losses have historically been insignificant, we may experience higher credit loss rates in the future than we had in the past. Our accounts receivable are concentrated in relatively few customers, with one customer accounting for approximately 10% of our total accounts receivable, net as of December 31, 2013 and four of our customers in the aggregate accounting for approximately 85% of our total accounts receivable, net as of December 31, 2012. A significant change in the liquidity or financial position of our significant customer would require us to increase our allowance for doubtful accounts and negatively affect our working capital.

48.	Regarding your allowance for doubtful accounts you state that an “additional specific provision” is made against accounts receivables and then provide an example that if accounts receivable increased 50% you would recognize a corresponding decrease of 4.8% in income before taxes. Please tell us what you mean by an additional provision. Tell us how you have considered ASC 310-10-35-7 through 35-11 when establishing an allowance for doubtful accounts. In this regard, tell us if collectability conditions are assessed on individual receivables or in relation to groups of similar receivables. Further explain the 4.8% decrease example specifically addressing whether you have a flat rate at which you record allowances.

We have two types of provisions for doubtful accounts: (1) general provisions, which we assess when a receivable exceeds specific fixed parameters and (2) additional specific provisions, which we assess against receivables that do not exceed the parameters described in (1) but nevertheless are deemed doubtful by management.

If there is clear indication that a customer is unable to pay back to us due to various reasons, like bankruptcy or sudden deterioration of its operation, we would make an additional allowance even though the aging analysis would indicate differently.

We have considered ASC310-10-35-7 through 35-11 when establishing allowance for doubtful accounts. We considered the historical level of credit loss and use percentage of receivable method in calculating the allowance. As we usually experience higher default rates for older receivables, we choose to use the aging of accounts receivable/advances to suppliers method when deciding the percentage. We do not choose to group together accounts receivable/advances to suppliers into categories with common default rates as we find it difficult to do so in practice. Therefore, collectability conditions are assessed on individual receivables not in relation to groups of similar receivables.

As stated above, we usually apply a flat rate based on the aging analysis when recording allowances. For example, for allowance for accounts receivable, we usually set aside 5% of the balance of A/R with aging greater than six months but within one year as the allowance and 100% of the balance of A/R with an aging greater than one year as the allowance; For allowance for advances to suppliers, we usually set aside 50% of the balance of advances with aging greater than six months but within one year as the allowance and 100% of the balance of advances with an aging greater than one year as the allowance.

In addition to general provisioning policy, we will also consider other factors like our relationship with the customer, payment pattern of the customer and results of regular evaluation of customer to determine whether to record additional allowance for a specific account.

After revisiting the topic, we decided to delete “the 4.8% decrease example” in our future filings as it failed to explain our allowance policy clearly and may cause confusion to readers of our registration statement.

31

Pamela A. Long, Assistant Director

June 30, 2014

Business, page 64

49.	We re-issue comment 75 of our letter dated October 25, 2013. Please revise to include:
• The disclosure on your principal markets called for by Item 4.B.3 of Form 20-F;
• The description of seasonality called for by Item 4.B.3 of Form 20-F;
• The description of your raw materials called for by Item 4.B.4 of Form 20-F; and
• The description of salient government regulations called for by Item 4.B.8 of Form 20-F.

We acknowledge the comment and have revised the Second Amendment to include disclosure of our principal markets (page 77), seasonality (pages 40 through 41), raw materials (pages 74-75) and government regulations (pages 82 through 85).

Overview, page 64

50.	Please disclose what “self-use equipment” is, as that term is used on page 65. Please also advise as to why the discussion of the announcement issued by the General Administration of Customs on May 26, 2011, has been included. We note your statement that this announcement has had no effect on you.

We acknowledge the comment and have removed the discussion of “self-use equipment” from the Prospectus. Please refer to page 58.

Corporate Information, page 66

51.	We re-issue comment 76. Please revise to indicate when THL was actually established, and please ensure that you use abbreviations consistently throughout your prospectus.

We acknowledge the comment and have revised the Second Amendment as requested to clarify that the British Virgin Islands company, THL, was incorporated in the British Virgin Islands on November 9, 2010, and shares were issued to the initial shareholder on November 19, 2010. The PRC operating entities, Bamboo Tech and Tantech Charcoal, were established in 2002. We have clarified this on pages 9 (“Our first operating companies, Bamboo Tech and Tantech Charcoal were established in 2002.”) and 61 (“THL was incorporated on November 9, 2010 under the BVI Companies Act, 2004 as a company limited by shares under the name ‘Sinoport Enterprises Limited.’ On April 15, 2013, Sinoport Enterprises Limited changed its name to ‘Tantech Holdings Ltd.’ At the time of its formation, THL was authorized to issue 50,000 common shares with a par value of $1.00 per share. On November 19, 2010, THL issued 50,000 shares to its sole shareholder, Forasen Energy Co., Ltd, now named ‘Tanbsok Group Limited.’).

Bamboo Charcoal Production Process, page 72

52.	Please revise this section to eliminate use of the passive voice. It is currently unclear which of the processes you describe here are performed by you and which are performed by your suppliers.

We have revised the Second Amendment to clarify which party performs each step. We have also addressed the Staff’s concern by stating more clearly the delineation of responsibility in the headings and throughout the description of the process, which may be found on pages 66 through 67:

Suppliers Prepare Raw Materials

Suppliers Carbonize the Bamboo into Bamboo Charcoal

Suppliers and our Company Process the Bamboo Charcoal

32

Pamela A. Long, Assistant Director

June 30, 2014

Charcoal Doctor Products, page 76

53.	We note your supplemental statement in response to comment 77 of our letter dated October 25, 2013 that silver ion nano based products are components in some of our sanitation and purification products. You do not mention silver ion nano technology elsewhere in your prospectus. Please expand your discussion to include a comprehensive description of which of your products incorporate silver ion nano technology and a more fulsome description of your expansion plans for this category of products.

We acknowledge the comment and have revised the Second Amendment to describe in more detail the products that use our silver ion nano technology, as well as our expansion plans for such products. The new disclosure may be found on pages 72 and 73 and reads as follows:

We plan to expand in this area by adding production lines for daily health products, such as toilet-cleaning products, hand washing products, as well as other everyday household items based on silver ion anti-bacterial nano technology.

We use this silver ion nano technology for sterilization to improve the effectiveness of our sanitation and purification products. We purchase silver ion nano powder from third parties to add into our products. We use our own formulas for the purification and sanitation products that incorporate such powder.

We have developed two kinds of products that use our silver ion nano technology. Our detergent products are based on bamboo vinegar and are supplemented by the introduction of silver ion nano powder. These products are used for washing clothes and are in the trial stage. We began trial sales of our silver nano detergent products in Yantai (Shangdong Province), Lishui (Zhejiang Province), Chengdu (Sichuan Province) and Zhengzhou (Henan Province) in November 2012. We have concluded our trial sales in Lishui and Chengdu (and plan to conclude sales in Yantai upon the exhaustion of current trial sales inventory), and our preliminary conclusions are that customers liked the product but were less enthusiastic about the packaging. We are in the process of adjusting our packaging in preparation for full-scale sales and expect to complete such re-design before the end of June 2014. Given the investment required to improve brand awareness for our silver ion nano detergent, we will focus first on Zhengzhou before beginning to plan either the expansion plan or the timeline for such expansion into other cities in China. At the same time as we are selling such products under our Charcoal Doctor brand name in China, we are also in discussions to sell such products to one distributor in Dubai, who would then re-brand the products for resale in local markets in Africa and the Middle East.

Our silver ion bamboo charcoal bag products are used for odor absorption and air purification. We combine our charcoal powder products with silver ion nano powder to achieve a charcoal bag that may be stored in a wider variety of locations. If our traditional bags are stored in conditions that are too damp and warm, mold or mildew may grow. Our silver ion nano products are able to fight the growth of mold and mildew, allowing them to be used in damp conditions without problem. We have begun to promote and sell limited numbers of such bags in connection with our sales of traditional charcoal bags. We are promoting these bags in anticipation of adding such products to our portfolio of products for sale in supermarkets and other stores. Our customer stores typically invite us to apply in June or July to update the products we will offer for sale in their stores, and we are required to pay a fee for shelf space at such time. Accordingly we plan to increase demand for our silver ion nano products in anticipation for adding them to the list of products we sell this year. As we will make these silver ion nano charcoal bags available everywhere we offer our traditional charcoal bags, we will leverage our existing sales and distribution channels to introduce these products to the market.

33

Pamela A. Long, Assistant Director

June 30, 2014

Description of Property, page 86

54.	Please disclose the productive capacity and extent of utilization, as well as products produced, of the properties you list here. Please see Item 4.D of Form 20-F and comment 80 of our letter dated October 25, 2013.

We acknowledge the comment and have revised the Second Amendment as requested to disclose the productive capacity and extent of utilization, as well as products produced, of the properties listed in the section. The new disclosure may be found on pages 88 through 91 under the title “Productive Capacity”.

Executive Compensation, page 96

55.	We note your response to comment 86 of our letter dated October 25, 2013. We note that you explicitly list re-imbursement of reasonable expenses as part of the compensation package for each of the listed executives. We re-issue comment 86 of our letter dated October 25, 2013.

We acknowledge the comment but note that the reimbursement of reasonable business expenses described in this section are not perquisites or other compensation. Moreover, they have not exceeded $10,000 in the aggregate for any individual in any year. We have revised the Second Amendment to clarify such matters and to clarify that the reimbursed expenses are limited to those that are integrally and directly related to the performance of such recipients’ jobs. The revised disclosure in the second footnote to the compensation table reads as follows:

(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

Related Party Transactions, page 100

56.	Please provide the disclosure called for by Item 7.B of Form 20-F with regard to the transactions detailed in Note 13 to your financial statements. Please note that in addition to discussing material transactions, such as those with Forasen, you should also be discussing any outstanding loans made by the company or its subsidiaries for the benefit of related parties. See comment 88 of our letter dated October 25, 2013.

We have revised the Second Amendment to provide additional disclosure regarding the transactions detailed in Note 14 (previous Note 13) to the financial statements. The revised disclosure may be found at pages 101 through 104 and discusses all outstanding loans made by the company or its subsidiary for the benefit of related parties.

57.	We note the disclosure you have provided on page 101 regarding LJC. The numbers you disclose here do not match those provided in your supplemental response to comment 26 of our letter dated October 25, 2013. Please advise.

We acknowledge the comment. We note a typographical error in our prior response. The largest amount outstanding for LJC was RMB49.3 million in 2012 and RMB43.4 million in 2011 (rather than RMB43.3 million in 2012 and 49.3 million in 2011). A reconciliation is provided below; the disclosure has been updated at page 102 in the Second Amendment with numbers through December 31, 2013 and thus does not include this supplemental explanation.

34

Pamela A. Long, Assistant Director

June 30, 2014

Reconciliation of LJC amounts

Prior to September 2011 (the time when LJC became a related party of the Company):	¥43,014,833
Net loans made to LJC in 2011:	¥399,497
Balance as of December 31, 2011:	¥43,414,330
Net loans made to LJC in 2012:	¥1,600,000
Balance as of December 31, 2012:	¥45,014,330
Net loans made to LJC January – September 2013:	-0-
Net repayments from LJC in 2013:	¥45,058,101
Balance as of September 30, 2013: Due to LJC:	¥43,771
Loan made to LJC in 4Q2013:	¥43,771
Balance as of December 31, 2013:	-0-

Principal Shareholders, page 103

58.	We note your response to comment 91 of our letter dated October 25, 2013. Your response indicates that the individual shareholders of Bamboo Tech will no longer have the opportunity to purchase for cash the number of your shares of common stock equal to their proportionate ownership of Bamboo Tech upon completion of the initial public offering. Please explain why they no longer have the interest and confirm whether they received any other form of consideration in lieu of this interest. You also indicate that each of these individuals has voluntarily and irrevocably waived any right to claim any interest in the company or subsidiaries. Please help us better understand what these individuals waived their rights to, including if these shareholders gave back the shares they held in Bamboo Tech.

We clarify that each of the referenced individual shareholders of Bamboo Tech have waived all right to purchase or otherwise receive shares of Tantech, Bamboo Tech or any other related or subsidiary company. We further confirm that Ms. Yefang Zhang has personally compensated each of these individuals for waiving this right. The aggregate payment made by Ms. Zhang to all such individuals was approximately $1 million in connection with this waiver. Payment was made proportionate to each individual’s prior holdings in Bamboo Tech. As the individuals previously sold their shares (for which they received separate payment), they did not give back any shares at the time of the waiver. As to the five shareholders who remain shareholders in Bamboo Tech, they were unaffected by this transaction to the extent of their continuing interest in Bamboo Tech (that is, if one sold a portion of their Bamboo Tech shares equal to 3% of Bamboo Tech and retained a 1% interest in Bamboo Tech, the payment for waiver would apply only to the 3% they sold and not to the 1% they retained).

Common Shares, page 104

59.	We re-issue comment 94 of our letter dated October 25, 2013.

We have revised the Second Amendment to provide this information regarding the method and time limits for delivery of equity securities in the Common Shares section. The new disclosure is located on page 106 and reads as follows: “At the completion of this offering, there will be 14,400,000 (assuming the sale of 1,600,000) common shares issued and outstanding. Shares sold in this offering will be delivered against payment upon the closing of the offering in New York, New York, on or about ___, 2014. The offering will remain open until the earlier of (i) a date mutually acceptable to us and our underwriter or (ii) June 30, 2014, subject to extension upon agreement with the underwriter.”

Lock-up Agreements, page 115

60.	We note your supplemental response to comment 95 of our letter dated October 25, 2013, in which you stated that you have revised your prospectus to clarify that the lock-ups will not be released. We note that the final sentence under this heading appears to allow exceptions to the lock-up agreement. We re-issue comment 95.

35

Pamela A. Long, Assistant Director

June 30, 2014

We acknowledge the comment and have revised the Second Amendment as requested to clarify that the lock-ups will not be released. The new disclosure may be found on page 121 and deletes the phrase “except for certain exceptions and limitations.”

Enforceability of Civil Liabilities, page 121

61.	As requested in our prior comment 37, in the “Enforceability of Civil Liabilities” section of the registration statement, disclose whether an investor could find it difficult to bring an original action in a BVI court based upon the U.S. federal securities laws. See Regulation S-K Item 101(g).

We acknowledge the comment and have revised the Second Amendment as requested. The new disclosure may be found on page 121 and reads as follows:

A British Virgin Islands court may impose civil liability on us or our directors or officers in a suit brought in the British Virgin Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under British Virgin Islands law.

Expenses Relating to this Offering, page 127

62.	Please complete this table. See comment 100 of our letter dated October 25, 2013 and Item 9.F of Form 20-F.

We acknowledge the comment and have revised the Second Amendment as requested. The new disclosure may be found on page 126 and reads as follows:

Securities and Exchange Commission Registration Fee	$$1,237
NASDAQ Capital Market Listing Fee	75,000	*
FINRA	5,000	*
Legal Fees and Expenses	300,000	*
Accounting Fees and Expenses	250,000	*
Printing and Engraving Expenses	25,000	*
Miscellaneous Expenses	50,000	*
Total Expenses	$706,237	*

____________
* Estimated

In addition, we will pay our underwriter an aggregate underwriting equal to $600,000 (8% of our aggregate offering) and a non-accountable expense allowance equal to $100,000 (1.25% of our offering).

Where You Can Find Additional Information, page 132

63.	Disclose that you will file with the Commission an annual report on Form 20-F within 120 days from the end of each fiscal year.

We acknowledge the comment and have revised the Second Amendment as requested. The new disclosure may be found on page 127 and reads as follows:

36

Pamela A. Long, Assistant Director

June 30, 2014

Upon closing of our initial public offering, we will be required to file periodic reports (including an annual report on Form 20-F, which we will be required to file within 120 days from the end of each fiscal year), and other information with the SEC pursuant to the Exchange Act.

Financial Statements, page F-1

General

64.	We note your response to comment 104 of our letter dated October 25, 2013. It does not appear that you have revised your amendment to address this comment as your response indicates. Specifically, it does not appear that you revised your financial statements and disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a “draft” report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

We acknowledge the comment and will revise the financial statements to give retroactive effect in a future filing to the expected stock split to be completed prior to closing of the offering.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

65.	We note your response to comment 108 of our letter dated January 13, 2014. You determined that delivery occurs when goods leave your warehouses or production facilities. Please expand your disclosures to better clarify how you determined that this is when delivery has occurred, including whether free on board terms, sales terms, and business practices were considered in making this determination.

We have revised the Second Amendment to disclose how we determine when delivery has occurred. The revised disclosure may be found on page F-9 and reads as follows:

Revenue Recognition

The Company recognizes revenues under FAS Codification Topic 605 (“ASC 605”). Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria are generally satisfied by the Company at the time of delivery for sales, which is the point when risk of loss and title passes to the customer.

For sales under free on board (“FOB”) warehouse term, the Company recognizes revenue when product leaves the Company’s warehouse or production facility. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company. For sales under FOB destination term, the Company recognizes revenue when product is delivered and accepted by customer. Product delivery is evidenced by signed receipt document and title transfers upon delivery.

37

Pamela A. Long, Assistant Director

June 30, 2014

Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Note 9. Bankers Acceptance Notes Payable, page F-16

66.	You incurred expenses related to the discounting of bank acceptance notes. Please expand your disclosures to clarify what this discounting relates to, including if it relates to the imputation of interest on these notes. Please disclose the significant estimates and assumptions used to come up with these expense amounts.

We acknowledge the comment and have revised the Second Amendment as requested. The new disclosure is located on page F-16 and reads as follows:

For the years ended December 31, 2013 and 2012, the Company incurred interest expenses of $395,820 and $36,913 for discounting notes receivable, respectively. Bankers acceptance notes payable are usually used to settle payments with our suppliers, however, the Company may also choose to discount these notes payable before maturity and use the proceeds to supplement its working capital needs. These interest expenses were related to the discounting of these notes, rather than the imputation of interest on these notes. The discount rate is usually in line with the prevailing short-term bank loan rate at the time of discounting.

Note 13. Related party Transactions, page F-19

67.	We note your response to comment 112 of our letter dated October 25, 2013. It is not clear why the percentage of revenue disclosed for each key customer would not be determined based on total revenues rather than total revenues minus revenues from related parties and other revenue. Please further advise or revise your calculations. Additionally tell us what “other revenue” represents.

We have revised the Second Amendment as requested to re-calculate percentages based on total revenues, including related party and other revenue. Other revenue represents revenues that are not related to sales of our products. They are non-routine and unexpected in nature and have no correlation with our normal business.

The new disclosure is located on page F-21 and reads as follows:

Note 18 – Major customers and suppliers

For the year ended December 31, 2013, one major customer accounted for approximately 20% of the Company’s total sales. For the year ended December 31, 2012, four major customers accounted for approximately 26%, 25%, 11% and 11% of the Company’s total sales, respectively.

As one customer accounted for approximately 20% of the Company’s total sales for the year ended December 31, 2013, any decrease in sales to this customer will negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of December 31, 2013, one customer accounted for approximately 10% of the Company’s accounts receivable balance.

38

Pamela A. Long, Assistant Director

June 30, 2014

As of December 31, 2012, four customers accounted for approximately 27%, 24%, 18% and 16% of the Company’s accounts receivable balance, respectively.

For the year ended December 31, 2013, three major suppliers accounted for approximately 23%, 23%, and 10% of the total purchases, respectively. For the year ended December 31, 2012, four major suppliers accounted for approximately 28%, 15%, 15% and 14% of the total purchases, respectively.

68.	Since you present LiShui JiuAnJu Commercial Trade Co., LTD as a related party in your Note 13 for 2011 and 2012 as it relates to Due from Related Party amounts, it is unclear how you determined it is appropriate to exclude the sales to LiShui JiuAnJu Commercial Trade Co., LTD for the periods presented in the footnotes and on the face of the income statement.

We note that we did not exclude sales to LiShui JiuAnJu Commercial Trade Co., LTD (“LJC”) for the year 2011. As we explained under #112 in our response letter dated March 3, 2014, LJC became a related party on September 11, 2011 and prior to that, our revenue from LJC was $5,799,733 in 2011. LJC was one of our major customers and such information was disclosed under footnote 16 – Major customers and suppliers.

After LJC became a related party of the Company, we did not sell any goods to LJC and therefore there were no sales to LJC in 2012 and 2013. Accordingly, there are no transactions to disclose for such periods.

69.	We note your response to comment 113 of our letter dated October 25, 2013. We note that there are no remaining amounts due from Lishui JiuAnJu Commercial Trade Co., LTD as of September 30, 2013 based on your disclosures on page F-19. In addition, you disclose on page F-25 that you have settled all balances with related parties as of December 31, 2013. Please disclose the terms of any material settlements with related parties with a discussion of the nature of the settlement and any corresponding accounting impact.

We acknowledge the comment and have revised the Second Amendment as requested to clarify that all amounts were settled in cash and to discuss the related accounting treatment. The revised disclosure is located on page F-18 and reads as follows:

Due from related parties consisted of the following:

	December 31, 2013	December 31, 2012

Zhejiang Forasen Group Co., Ltd.	$-	$4,230,147
Zhejiang Green Valley Charcoal’s products Co., Ltd.	-	114,702
Zhang, Yefang	-	383,250
Zhejiang Forasen Import & Export Co., Ltd.	-	408,382
Wang, Zhengyu	-	214,265
Zhejiang Forasen Food and Stuff Co., Ltd.	-	2,967,390
Yan, Wangfeng	-	61,641
LiShui JiuAnJu Commercial Trade Co., Ltd.	-	7,223,907
Other related parties	-	89,899
Total due from related parties	$-	$15,693,583

39

Pamela A. Long, Assistant Director

June 30, 2014

Due to related parties consisted of the following:

	December 31, 2013	December 31, 2012

Hangzhou Forasen Industry & Trade Co., Ltd.	$-	$676,989
Zhejiang Forasen Wooden and Bamboo Products Co., Ltd.	-	179,726
Hong Kong Clean Energy Ltd.	120,000	-
Other related parties	-	83,330
Total due to related parties	$120,000	$940,045

The balances of due from related parties and due to related parties were unsecured, interest-free and due upon demand.

On March 20, 2013, USCNHK paid RMB 115,520,000 (approximately $18.5 million) to Forasen Group for the acquisition of Tantech Bamboo. Among the amount being paid, RMB 37,635,136 (equivalent of approximately $6.1 million) was borrowed from Mr. Zhengyu Wang. On September 20, 2013, USCNHK, Mr. Wang and Forasen Group reached an agreement in which Mr. Wang forgave the borrowing from USCNHK and the Company agreed to offset such borrowing against the receivables from Forasen Group for RMB 37,635,136 (equivalent of approximately $6.1 million). The settlement decreased the Company’s “due from related parties” balances by approximately $6.1 million and decreased its additional paid-in capital account by the same amount.

As of December 31, 2013, the Company settled all related party balances with related parties except a payable of $120,000 to Hong Kong Clean Energy Ltd. Except the above-mentioned approximately $6.1 million settlement on September 20, 2013, all other outstanding related party balances were settled in cash.

Note 18. Subsequent Events, page F-25

70.	We note your response to comment 116 of our letter dated October 25, 2013. Please disclose actual date through which subsequent events were evaluated. Refer to ASC 855-10-50-1.

We acknowledge the comment. We have added the following section to Note 2 on page F-12:

Subsequent Events

The Company evaluated all events or transactions that occurred after the balance sheet date through June 26, 2014, the date when the consolidated financial statements were issued. The management of the Company determined that there were no material recognizable or reportable subsequent events or transactions to be disclosed except for the transactions described below.

Exhibits

71.	We note Kaufman & Canoles’ statement in their March 3, 2014 letter that the request for a waiver of the requirements of Form 20-F, Item 8.A.4 would be attached as an exhibit to the registration statement in accordance with the instructions to Item 8.A.4. Please attach it to your next amendment.

We acknowledge the comment and have revised the Second Amendment to attach the request as Exhibit 99.1.

40

Pamela A. Long, Assistant Director

June 30, 2014

Thank you in advance for your assistance in reviewing this response and the Second Amendment to the Draft Registration Statement on Form F-1.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Ningfang Liang

Ningfang Liang

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